Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Millions of Dollars)	2009	2008	2007	2006	2005
Earnings
Net income from continuing operations	$868	$922	$925	$740	$745
Preferred stock dividend	11	11	11	11	11
(Income) or loss from equity investees	(1)	(1)	(7)	(1)	1
Minority interest loss	—	—	—	—	—
Income tax	440	524	437	389	348
Pre-tax income from continuing operations	$1,318	$1,456	$1,366	$1,139	$1,105

Add: Fixed charges*	660	592	567	556	468
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	18	18	18	18	18
Earnings	$1,960	$2,030	$1,915	$1,677	$1,555
*Fixed charges
Interest on long-term debt	$574	$504	$453	$425	$386
Amortization of debt discount, premium and expense	16	15	17	16	16
Interest capitalized	—	—	—	—	—
Other interest	30	33	57	75	27
Interest component of rentals	22	22	22	22	21
Pre-tax preferred stock dividend requirement	18	18	18	18	18
Fixed charges	$660	$592	$567	$556	$468
Ratio of Earnings to Fixed Charges	3.0	3.4	3.4	3.0	3.3